                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                                (Amendment No. 1)





                             Ingersoll-Rand Company
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                                (Name Of Issuer)

                                   Common Par
--------------------------------------------------------------------------------
                          Title of Class of Securities)

                                    456866102
                          -----------------------------
                                 (Cusip Number)








                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP NO. 456866102          13G                          Page 2 of 6 Pages
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Ingersoll-Rand Company
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   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
           The Chase Manhattan Bank - CMB SS # 13-4494650
           For Ingersoll-Rand Clark LESOP Trust (LESOP) SS # 11-3335423 and The Ingersoll-Rand Master Savings Plan (Plan) SS # 13-5156640

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [ ]
                                                                       (B)  [ ]

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION
           The Chase Manhattan Bank - New York
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                           5      SOLE VOTING POWER


                           -----------------------------------------------------
       NUMBER OF           6      SHARED VOTING POWER
        SHARES                    LESOP: 2,780,707
     BENEFICIALLY                 Plan:  6,881,876
       OWNED BY                   Total: 9,662,583
         EACH              -----------------------------------------------------
       REPORTING           7      SOLE DISPOSITIVE POWER
        PERSON
         WITH

                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER
                                  LESOP: 2,780,707
                                  Plan:  6,881,876
                                  Total: 9,662,583
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,662,583
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           Plan: 6.02%
--------------------------------------------------------------------------------
   12      TYPE OF PERSON REPORTING*

           CMB - BK
           Plan - LESOP

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                 Ingersoll-Rand Company


Item 1(a). Name of Issuer:
Ingersoll-Rand Company

Item 1(b). Address of Issuer:
200 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07675


Item 2(a). Name of Person Filing:                   This notice is filed by The
                                                    Chase Manhattan Bank (CMB)
                                                    and Ingersoll-Rand/Clark
                                                    LESOP Trust (LESOP) and
                                                    Ingersoll-Rand Master
                                                    Savings Plan Trust (the
                                                    Plan) and Trust created
                                                    pursuant thereto
                                                    (collectively, the Filing
                                                    Persons)


Item 2(b).    Address of Principal Business         CMB: 270 Park Avenue
                                                         New York, NY 10017
                                                    Plan: Ingersoll-Rand/Clark
                                                    LESOP and Ingersoll-Rand
                                                    Master Savings Plan c/o The
                                                    Chase Manhattan Bank

Item 2(c).    Citizenship:                          CMB - New York

Item 2(d).    Title of Class of Securities:         Common Par

Item 2(e).    CUSIP Number:                         456866102

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                             Ingersoll-Rand Company

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [   ]   Broker or dealer registered under Section 15 of the Act.

          (b) [ X ]   Bank as defined in Section 3(a)(6) of the Act.

          (c) [   ]   Insurance Company as defined in Section 3(a)(19) of the
                      Act.

          (d) [   ]   Investment Company registered under Section 8 of the
                      Investment Company Act.

          (e) [   ]   Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

          (f) [ X ]   Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or endowment Fund [see Section
                      240.13d-1(b)(1)(ii)(F)].

          (g) [   ]   Parent Holding Company, in accordance with Section
                      240.13d-1(b)(ii)(G).

          (h) [   ]   Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:
                  As of December 31, 2000              Plan - 9,662,583

          (b)      Percent of Class:                   Plan - 6.02%

          (c)      Number of shares as to which such person has:


                   (i)      Sole power to vote or direct the vote:


                   (ii)     Shared power to vote or direct the vote:
                            The Plan Trust created pursuant thereto share the power to vote of 9,662,583 shares of Common Stock.

                                      Ingersoll-Rand Company

                   (iii)  Sole power to dispose or to direct the disposition of:

                   (iv) Shared power to dispose or to direct the disposition of:

          The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 9,662,583 shares of Common Stock.

The 9,662,583 shares of Common Stock are held in the Trust created pursuant to the Ingersoll-Rand/Clark LESOP Trust Agreement (restated and amended effective July 24,1995) and the Ingersoll-Rand Master Savings Plan (dated October 1,1994) the between Chase as the Master Trustee (the Master Trustee) and Ingersoll-Rand Company, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan (the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock. Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Any allocated shares for which on instructions are received are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:
           Not applicable

Item 8.    Identification and Classification of Members of this Group:
           Not applicable

Item 9     Notice of Dissolution of Group:
           Not applicable

                               Ingersoll-Rand Company


Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.






Dated:     Februray 12, 2001




The Chase Manhattan Bank


/S/ Maureen Galante
----------------------------
   Maureen Galante
   Trust Compliance Officer